Exhibit 2.1

Share Sale and Purchase Agreement

Project BeamFlight

6 October 2026

TABLE OF CONTENTS

1	DEFINITIONS	4

2	THE TRANSACTION	12

3	CONSIDERATION FOR THE SHARES	12

4	EARN-OUT CONSIDERATION	15

5	PRE-CLOSING COVENANTS	17

6	CLOSING	20

7	SELLERS’ GENERAL COVENANTS	23

8	REPRESENTATIONS AND WARRANTIES OF THE SELLERS	24

9	REPRESENTATIONS AND WARRANTIES OF THE BUYER	24

10	SECURITIES MATTERS	26

11	LIABILITY FOR BREACH OF AGREEMENT	26

12	MISCELLANEOUS	31

Schedules:

Schedule 1 DI	Disclosed Information

Schedule (2)	The Sellers

Schedule 3.3	Purchase Price Adjustment Methodology and Accounting Principles

Schedule 3.5(b)	Escrow Agreement

Schedule 4.1	Earn-Out Consideration

Schedule 5.6	CEO employment amendment agreement

Schedule 6.5(d)	Form of Regulation S Investment Representation Letter and Investor Questionnaire

Schedule 8	Sellers’ Warranties

Schedule 8.13 (i)	Material Customers

Schedule 8.13 (ii)	Material Suppliers

Schedule 10	Securities Matters

This share sale and purchase agreement (the “Agreement”) is made on 6 October 2026 (the “Signing Date”) between

(1)

Beam Global, a Nevada (USA) corporation, duly formed and existing under the laws of the State of Nevada, USA, with its principal office at 5660 Eastgate Dr. San Diego, CA 92121, Business identification Number E0096752007-4 (“Buyer”); and

(2)	each of the persons identified in Schedule (2) (each a “Seller” and collectively the “Sellers”).

Each a “Party” and collectively the “Parties”.

BACKGROUND:

(A)

ScoutDI AS, a Norwegian private limited liability company with organization number 920 197 744, registered office at Sluppenvegen 25, N-7037 Trondheim, Norway (the “Company”), develops and supplies drones and specialized solutions for planning, analysis and reporting to service providers in the field of industrial inspection within the oil and gas and maritime sectors (the “Business”).

(B)

Beam Global (NASDAQ: BEEM) is a US-listed clean technology innovator headquartered in San Diego, California, that designs and manufactures off-grid, renewably energized infrastructure for electric vehicle (EV) charging, energy storage, and energy security.

(C)

The Company has implemented an employee share incentive scheme consisting in part of options and in part of leveraged physical shares (the "Kruse Smith Shares"). The Company intends to amend its employee incentive schemes to allow the participants to benefit from any Earn-Out Consideration (as defined below) that becomes payable and to discharge the participants of any remaining debt in connection with their acquisition of the Kruse Smith Shares after Closing, in addition to certain associated tax costs, such amendments to be implemented prior to Closing.

(D)	The Sellers own all of the issued and outstanding shares in the Company, free and clear of Encumbrances, except as set out herein.

(E)	Subject to the terms of this Agreement, the Sellers have agreed to sell, and Buyer has agreed to purchase, 100% of the Shares.

The Parties hereto agree as follows:

1	DEFINITIONS

In this Agreement, unless otherwise explicitly specified:

Accounting Principles

means applicable accounting laws and generally accepted accounting principles in Norway, consistently applied by the Company in the preparation of the Accounts, in each case as supplemented, modified or overridden by the specific principles, methodologies and examples set out in Schedule 3.3. In the event of any inconsistency, Schedule 3.3 shall prevail.

Accounts

means the audited annual accounts of the Company for the financial year ended 31 December 2025, including the balance sheet, profit and loss account, cash-flow statement (if any), notes and directors’ report.

Acquisition Proposal	is defined in Clause 5.2(i).

Actual Knowledge

means the actual knowledge, information or awareness of a person, regardless of the capacity in which the knowledge, information or awareness was acquired, together with the knowledge, information and awareness that such person ought to have obtained after making reasonable enquiries of the information reasonably available to such person in the ordinary performance of their duties.

Adjustment Amount	is defined in Clause 3.3.

Agreement	means this agreement with all schedules, as may be amended or supplemented from time to time.

Base Purchase Price	is defined in Clause 3.1.

Basket Amount	is defined in Clause 11.4(b).

Business Day	means a day, other than a Saturday, Sunday or public holiday, on which banks are generally open for business in Oslo, Norway and San Diego, California.

Buyer Common Stock	means the common stock of Buyer listed on the Nasdaq Capital Market under the ticker symbol BEEM.

Buyer's VPS Account	is defined in Clause 6.5.

Company	is defined in (A).

Cash	means cash, cash equivalents and deposits of the Company, determined in accordance with the Accounting Principles, excluding any amount constituting Restricted Cash.

Cash Portion of the Base Purchase Price	means the portion of the Base Purchase Price payable in cash under Clause 3.2.

Closing	means completion of the sale and purchase of the Shares.

Closing Balance Sheet	means the Company’s balance sheet as of the Closing Date, to be prepared in accordance with the Accounting Principles and pursuant to Clause 3.3.

Closing Date	means the date on which Closing occurs.

Company Data

means all data, including Personal Data, business data, telemetry, product, customer, supplier, financial, training, usage and operational data, that is processed by or for the Company or used in the Business.

Convertible Loan Amount

means the outstanding repayment amount on the NOK 15 million convertible loan made under the convertible loan agreement dated 2 December 2025 between certain Sellers as lenders and the Company as borrower, as notified by the Sellers' Representative to the Buyer on or before five (5) days prior to the Closing Date.

Debt	is defined in Schedule 3.3.

Disclosed Information

means only the documents and written questions and answers specifically identified in the index attached as Schedule 1 DI that were contained in the virtual data room maintained in connection with the Transaction as of 23:59 on 5 October 2026, a complete electronic copy of which, together with such index, has been delivered to Buyer or its counsel on or promptly following the Signing Date.

Earn-Out Consideration	means the contingent consideration payable, if any, in accordance with Clause 4 and Schedule 4.1.

Encumbrance

means any mortgage, charge, pledge, lien, security interest, retention of title, option, right of first refusal, third-party right, restrictive covenant, claim, equity, trust arrangement or other encumbrance of any kind.

Escrow Account	means the account established and maintained by the Escrow Agent under the Escrow Agreement for the purpose of holding the Escrow Amount.

Escrow Agent	Brækhus Advokatfirma AS, reg. no. 933 326 071

Escrow Agreement	means the escrow agreement to be entered into in accordance with Clause 3.5(b).

Escrow Amount

means an amount equal to fifteen (15) per cent of the Base Purchase Price, to be retained from the Cash Portion of the Base Purchase Price and held in accordance with the Escrow Agreement, which shall form part of the Cash Portion of the Base Purchase Price notwithstanding that it is paid to the Escrow Agent rather than directly to the Sellers.

Estimated Net Debt	is defined in Schedule 3.3.

Estimated Purchase Price	is defined in Schedule 3.3.

Estimated Working Capital	is defined in Schedule 3.3.

Fairly Disclosed

means fairly disclosed with sufficient clarity and detail, including the relevant facts, circumstances, nature and scope of the matter disclosed, and in such manner that a prudent reader could reasonably identify, assess and understand the nature and scope of the matter disclosed and its potential impact to the value of the Company.

Fundamental Warranties

means the Warranties in Clauses 8.2 (Power and authority), 8.3 (No violation and conflict), 8.4 (Consents and approval) and 8.5 (Share capital and ownership) in Schedule 8, other than, in each case, to the extent that such Warranty relates to any reinvestment by a Seller in Buyer or any of its affiliates in connection with the Transaction.

Governmental Authority	means any governmental, regulatory, administrative, supervisory, judicial, tax, competition, data-protection or other public authority, court, tribunal, stock exchange or self-regulatory organization.

Independent Accountant	is defined in Clause 3.4(c).

IT Systems

means all information technology and communications systems, infrastructure, hardware, software, databases, networks, websites, platforms, and related equipment and services (including all associated documentation, licenses, and data), whether owned, leased, or licensed, used or held for use by the Company in connection with the conduct of the Business.

Key Employees	means [***]

Long-Stop Date	means 4 November 2026, unless the Buyer and the Sellers' Representative have mutually agreed to postpone such date as deemed appropriate.

Loss

means loss, damage, liability, deficiency, claim, judgment, settlement, cost or expense incurred or suffered by Buyer and/or the Company, including reasonable legal, accounting and other professional fees and expenses and diminution in value, but excluding punitive damages except to the extent payable to a third party and indirect or consequential damages, in each case without duplication.

Material Adverse Effect

means any event, circumstance, change, development or effect that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on the Business, assets, liabilities, financial condition or results of operations of the Company, taken as a whole, or materially impairs the ability of the Company to consummate the transactions contemplated by this Agreement. The Company's access to funding, and general economic, financial, capital-market, industry-wide, currency, legal or accounting changes, and the announcement or pendency of the Transaction, shall be disregarded.

Nasdaq Share Cap

means 4,622,400 shares of Buyer Common Stock, being the maximum aggregate number of shares of Buyer Common Stock that may be issued or become issuable in connection with the Transaction without shareholder approval under Nasdaq Listing Rule 5635, determined based on Buyer’s outstanding shares of common stock and voting power immediately prior to the execution of this Agreement and taking into account all shares required to be aggregated with the Stock Consideration or Earn-Out Consideration under applicable Nasdaq rules. The Nasdaq Share Cap shall not increase as a result of any issuance of Buyer Common Stock occurring after the Signing Date, except for appropriate equitable adjustments for any stock split, reverse stock split, stock dividend, recapitalization or similar event.

Net Debt	is defined in Schedule 3.3.

Normalized Working Capital	is defined in Schedule 3.3.

Personal Data

means any information relating to an identified or identifiable natural person, or otherwise falling within the definition of personal data, personal information or equivalent term under applicable data protection laws.

Pre-Transaction Market Capitalization	means the higher of USD 20,000,000 and the product of (i) the number of shares of Buyer Common Stock outstanding immediately before Signing and (ii) the Signing VWAP.

Purchase Price	means the consideration calculated under Clause 3.1 and 3.3, as finally adjusted under Clause 3.4, but excludes Earn-Out Consideration.

Regulation S	means Regulation S promulgated under the Securities Act, as amended from time to time, and the rules and regulations promulgated thereunder.

Restricted Cash

means any cash, cash equivalents or deposits that, as at Closing, are not freely available for the operation of the Business or the payment of the Company’s general obligations, including amounts held in escrow, subject to a legal or contractual restriction, pledged as security, held as a deposit or reserve, or required to be applied for a specified purpose; provided that Restricted Cash shall not include cash that is available to the Company upon the repayment, at Closing, of the related Debt or release of the related Encumbrance.

Revenue	means net revenue of the historic ScoutDI business recognized in accordance with US GAAP, consistently applied, as further specified in Schedule 4.1.

Sanctions

means any laws, statutes, rules, regulations, orders, directives, designations, licenses, decisions or restrictive measures relating to economic or financial sanctions or restrictions adopted, imposed, promulgated, administered or enforced from time to time by the United Nations Security Council, the United States of America (including but not limited to the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce's Bureau of Industry and Security), the European Union or individual Member States thereof, the United Kingdom or Norway , (i) imposing economic or fiscal sanctions or trade embargoes on a person; (ii) blocking the assets of a person or financial transactions involving the assets of a person; (iii) designating a person as a terrorist or terrorist organization or an organization that assists or provides support to a terrorist person or organization; (iv) otherwise prohibiting or restricting dealings, or imposing adverse consequences in connection with dealings, with a person on similar grounds; or (v) imposing economic or fiscal sanctions or trade embargoes on a sector of an economy, specific geographical region of the world, government, or specific project or activity.

Sanctions List

means any list of governments, individuals, companies, vessels or other entities subject to Sanctions or export control restrictions, including but not limited to lists published, maintained, enacted or enforced by the United Nations (including any lists of persons designated under United Nations Securities Council resolutions), the Office of Foreign Assets Control of the United States Department of the Treasury (including without limitation the Specially Designated Nationals and Blocked Persons List), the United States Department of State, the Bureau of Industry and Security of the United States Department of Commerce, the European Union or individual Member States thereof (including but not limited to the consolidated list of persons, groups and entities subject to EU financial sanctions), the United Kingdom, and Norway.

Sanctioned Person

means any individual, entity, government, country, group or territory who is a subject or target of Sanctions, including without limitations as a result of being (a) listed on a Sanctions List, or 50% or more (directly or indirectly, individually or in the aggregate) owned or otherwise subject to direct or indirect control by any such individual, entity, or government; or (b) a citizen, ordinarily resident in or an entity organized under the laws of any country or territory subject to general or country-/territory wide Sanctions, in each case in respect of whom the performance of an obligation pursuant to this Agreement would be prohibited or subject to restrictions (without appropriate governmental authorization) or could trigger adverse consequences by virtue of the Sanctions.

SEC	means the United States Securities and Exchange Commission.

Securities Act	means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

Sellers’ Knowledge

means the Actual Knowledge of Nicolai Husteli, Ellinoora Nogueira and the board members of the Company as of immediately prior to Closing, and provided that the knowledge of any board member who is a representative of a Seller shall not be imputed to any Seller.

Sellers’ Representative	means the person appointed under Clause 12.4.

Settlement Agent	means a person appointed by the Company or Sellers' Representative to procure the transfer of the Shares in VPS in connection with Closing.

Shares	means all issued and outstanding shares in the share capital of the Company other than Treasury Shares.

Signing VWAP

means the volume-weighted average price per share of Buyer Common Stock on the Nasdaq Capital Market during the five (5) consecutive trading days ending on and including the trading day immediately preceding the Signing Date, calculated based on the aggregate trading volume and trading prices during such five trading day period.

Single Loss	is defined in Clause 11.4(a).

Stock Consideration	means the portion of the Base Purchase Price payable in Buyer Common Stock under Clause 3.2.

Tax

means all direct and indirect taxes, duties, levies, social-security contributions, employer contributions, withholding obligations, value-added taxes, charges, assessments, governmental fees and similar impositions, including interest, penalties and additions.

Tax Warranties	means the Warranties in Clause 8.11 (Taxes) in Schedule 8.

Transaction	is defined in Clause 2

Transaction Expenses

means all unpaid fees, costs, expenses, advisory fees, legal fees, accounting fees, broker fees, audit fees, transaction bonuses, retention payments, severance payments, option or incentive settlement payments and similar amounts payable to any current or former employee, director or consultant as a result of the execution or consummation of the Transaction and pursuant to any arrangement entered into or approved prior to Closing, together with the net effect of all associated Taxes, employer payroll taxes, and other liabilities incurred by or on behalf of the Company or the Sellers in connection with the Transaction in each case to the extent not paid before Closing or reflected in Debt or Working Capital.

Transaction Expenses exclude all ordinary-course payroll, salary, bonus, commission, benefit, holiday pay, pension, retention, incentive and other similar employee or service-provider costs. Transaction Expenses also exclude any management incentive, retention, employment bonus or similar arrangement established by or agreed with Buyer or the Company after Closing, or primarily in respect of post-Closing services, unless the Sellers have expressly agreed in writing that such amount shall be treated as a Transaction Expense.

For the purposes of the purchase-price adjustment, Schedule 3.3 shall prevail.

Treasury Shares	The 500 shares in the share capital of the Company owned by the Company.

VPS	means the electronic shareholders register operated by Euronext Securities Oslo.

Warranties	means the representations and warranties in Schedule 8.

Working Capital

means the specified current assets of the Company minus the specified current liabilities of the Company, in each case as identified in Schedule 3.3 and determined in accordance with the Accounting Principles.

2	THE TRANSACTION

Subject to the terms and conditions of this Agreement, on and with effect from the Closing Date, the Sellers shall sell to the Buyer, and the Buyer shall purchase from the Sellers, the Shares, free and clear of all Encumbrances, together with all rights attaching to them (the “Transaction”).

By signing this Agreement each of the Sellers hereby waive any rights of first refusal, pre-emption rights or similar rights to subscribe or acquire any of the Shares in connection with the Transaction.

3	CONSIDERATION FOR THE SHARES

3.1	Base Purchase Price

The aggregate consideration payable for the Shares on Closing, before the adjustments under Clause 3.3, and excluding Earn-Out Consideration, shall be the lesser of:

(a)	USD 24,000,000; and
(b)	Buyer’s Pre-Transaction Market Capitalization,

constituting the “Base Purchase Price”.

3.2	Payment of the Base Purchase Price

On Closing, the Buyer shall pay the Base Purchase Price as follows:

(a)

Subject to Clauses 3.2(b) and 3.2(c), 10% of the Base Purchase Price shall be paid in Buyer Common Stock on a pro-rata basis to the Sellers and the remaining 90% of the Base Purchase Price (the “Cash Portion of the Base Purchase Price”) shall be paid in cash in USD to the account specified by the Sellers’ Representative, however such that an amount equal to the Escrow Amount shall be paid into the Escrow Account of the Escrow Agent. The number of shares of Buyer Common Stock comprising the Stock Consideration allocated to each Seller shall equal the applicable USD amount of Stock Consideration payable to that Seller divided by the Signing VWAP, rounded down to the nearest whole share. Buyer shall pay cash in lieu of any fractional share, calculated using the Signing VWAP.

(b)

Subject in all cases to the Nasdaq Share Cap and Clause 3.2(c), each Seller may elect to receive additional Buyer Common Stock in lieu of part of the cash otherwise payable to that Seller at Closing, provided that each Seller's election is collected by the Sellers’ Representative and delivered to Buyer as an irrevocable notice no later than five (5) Business Days before Closing. If a Seller does not deliver a valid and timely election notice, that Seller shall be deemed to have elected to receive only the mandatory Stock Consideration under Clause 3.2(a). The aggregate Stock Consideration shall be subject to the Nasdaq Share Cap and, if the aggregate Stock Consideration exceeds the Nasdaq Share Cap, Buyer shall scale back the additional stock elections pro rata based on the USD value of additional Buyer Common Stock elected by each electing Seller, and any amount so scaled back shall automatically be paid in cash. The number of additional shares shall equal the relevant USD amount divided by the Signing VWAP and rounded down to the nearest whole share. Buyer shall pay cash in lieu of any fractional share, calculated using the Signing VWAP. No Seller has any right to receive Stock Consideration except in accordance with this Clause.

(c)

Notwithstanding anything to the contrary in this Agreement, Buyer will not issue any Buyer Common Stock to the extent such issuance would exceed the Nasdaq Share Cap or otherwise require shareholder approval under applicable Nasdaq rules. Any consideration that would otherwise be payable in Buyer Common Stock in excess of the Nasdaq Share Cap shall automatically be payable in cash in USD at the time such consideration would otherwise have been payable. Buyer shall have no obligation to seek shareholder approval in order to issue Buyer Common Stock in excess of the Nasdaq Share Cap, and no payment or issuance shall be deferred solely because the Nasdaq Share Cap has been reached.

The Base Purchase Price shall be allocated between the Sellers as set out in Schedule (2).

3.3	Adjustment of the Base Purchase Price

The Base Purchase Price has been determined on the basis of an agreed enterprise value equal to the Base Purchase Price on a cash-free debt-free basis and assuming a normalized level of working capital as determined in accordance with Schedule 3.3, including its annexes.

The Base Purchase Price shall be subject to adjustment by an amount (the “Adjustment Amount”), which shall be determined on the basis of the balance sheet of the Company as of the Closing Date (the “Closing Balance Sheet”). The Base Purchase Price adjusted with the Adjustment Amount is hereinafter referred to as the “Purchase Price”. The Adjustment Amount shall be in accordance with the principles set out in Schedule 3.3.

3.4	Procedure for the adjustment of the Base Purchase Price

The following procedure shall apply to the final determination of the Purchase Price:

(a)

Within 60 Business Days after Closing, Buyer shall prepare and deliver to the Sellers’ Representative the Closing Balance Sheet, together with a calculation of Cash, Debt, Net Debt, Working Capital, Transaction Expenses and the Adjustment Amount, and reasonable supporting documentation for each such item. The Closing Balance Sheet shall be prepared in accordance with the Accounting Principles, which shall prevail over any inconsistent accounting practice.

(b)

The Sellers’ Representative may object to the Closing Balance Sheet by written notice within 30 Business Days after receipt of the Closing Balance Sheet and the supporting materials referred to in Clause 3.4(a), specifying each disputed item, the amount claimed and the basis of the objection. During such review period, Buyer shall provide the Sellers’ Representative and its advisers with reasonable access to the books, records, schedules, work papers and personnel reasonably necessary to verify the Closing Balance Sheet and the calculation of the Adjustment Amount, subject to confidentiality, privilege, data-protection, legal and third-party contractual restrictions. Items not specifically disputed are final and binding. Buyer and the Sellers’ Representative shall attempt in good faith to resolve disputed items within 15 Business Days.

(c)

Unresolved disputed items shall be referred to an independent accounting firm of international standing with no prior material relationship to any Party agreed upon by the Parties, or, in the absence of such agreement, by an independent auditor nominated by the CEO of the Norwegian Institute of Public Accountants (Nw.: Den norske Revisorforening) upon the request of either the Buyer or the Sellers’ Representative (the “Independent Accountant”). The Independent Accountant shall act as an expert and not as an arbitrator, determine only the disputed items, and decide each disputed item within the range of values asserted by Buyer and the Sellers’ Representative. Its determination is final and binding absent manifest error. Fees shall be borne in proportion to the extent to which each Party’s position is not accepted.

(d)	Within five Business Days after the Purchase Price becomes final:

(i)	if the final Purchase Price exceeds the Estimated Purchase Price at Closing, Buyer shall pay the difference to the Sellers’ Representative for distribution to the Sellers, in cash; and

(ii)

if the final Purchase Price is less than the Estimated Purchase Price at Closing, Buyer may first recover the difference from the Escrow Amount and may recover any excess from the Sellers severally, and not jointly, by wire transfer or set-off against any Earn-Out Consideration or other amount payable to the relevant Seller.

3.5	Escrow arrangement

(a)	The Buyer shall pay the Escrow Amount to the Escrow Account held by the Escrow Agent (as defined therein).

(b)	Prior to Closing, the Sellers, the Buyer and the Escrow Agent shall enter into an escrow agreement in form and content substantially as set out in Schedule 3.5(b) (the “Escrow Agreement”).

(c)	The operation of the Escrow Account shall be governed by the Escrow Agreement, however so that Clauses 3.5(d) and (e) of this Agreement shall apply between the Parties.

(d)	The Buyer and the Sellers shall jointly instruct the Escrow Agent to make permitted payments from the Escrow Account in accordance with this Clause 3.5.

(e)

The balance on the Escrow Account shall beneficially belong to the Sellers. Any amount released from the Escrow Account to the Buyer shall belong to the Buyer from the time it is released. Each Party shall ensure that all rights to the Escrow Account and the balance therein remain free from any Encumbrance.

4	EARN-OUT CONSIDERATION

4.1	General

The Sellers shall be entitled to the contingent consideration as set out in this Clause 4 and further described in Schedule 4.1 (the “Earn-Out Consideration”). Any Earn-Out Consideration shall be allocated pro rata amongst the Sellers based on their respective ownership of the Shares immediately prior to Closing, however such that any such allocation of the Earn-Out Consideration to be set up and forwarded to Buyer by notice of the Sellers’ Representative in due course prior to the due date of each Earn-Out Consideration payment date. All payments of the Earn-Out Consideration shall be made in cash in USD to the account specified by the Sellers’ Representative or in stock, upon each Sellers’ own choice, such choice to be included in the notice by Sellers’ Representative.

4.2	2026 Earn-Out

(a)	The target 2026 earn-out is USD 2,400,000.

(b)	No 2026 earn-out is payable if Revenue for the financial year ending 31 December 2026 is below USD 3,500,000.

(c)

If 2026 Revenue is at least USD 3,500,000, 10% of the target 2026 earn-out is earned. For Revenue between USD 3,500,000 and USD 3,800,000, the earn-out increases on a straight-line basis from 10% to 100% of the target. Above USD 3,800,000, the amount increases by USD 2.00 for each USD 1.00 of Revenue above USD 3,800,000, capped at USD 4,500,000 of revenue.

4.3	2027 Earn-Out

The Sellers shall receive USD 2.00 for each USD 1.00 of Revenue above USD 4,000,000 for the financial year ending 31 December 2027, subject to the terms and limitations in Schedule 4.1.

4.4	Calculation and procedure

(a)

Within ten (10) days after the earlier of a) the actual date the Company or the Buyer (as the case may be) files Annual Reports on Form 10-K for the relevant financial year with the SEC, and b) 30 April in the year following the relevant financial year, Buyer shall deliver to the Sellers’ Representative an earn-out statement setting out Revenue, the resulting Earn-Out Consideration, the allocation among the Sellers, any applicable cap and the supporting calculation in reasonable detail, together with supporting information reasonably necessary to verify the calculation. The Sellers’ Representative may object within 30 days after receipt, and the objection and Independent Accountant process in Clauses 3.4(b) – (c) applies, mutatis mutandis.

(b)

Subject to final determination, Buyer shall pay any earned Earn-Out Consideration within fifteen (15) Business Days after the deadline in Clause 4.4(a) or, if the earn-out statement is disputed, within five (5) Business Days after final determination of the disputed items. Each Seller may elect to receive its entitlement in cash or Buyer Common Stock, subject to the Nasdaq Share Cap and applicable securities laws. If Buyer Common Stock cannot lawfully be issued or would exceed the Nasdaq Share Cap, the alternatives set forth in Clause 3.2(c) shall apply, mutatis mutandis.

(c)

Buyer and its affiliates shall have sole discretion with respect to the operation, integration, financing, management, staffing, products, customers, pricing, accounting and disposition of the historic ScoutDI business and shall have no obligation to operate that business in any particular manner, maintain separate operations, retain any employee, customer, product, asset or contract, or maximise any Earn-Out Consideration. Notwithstanding the foregoing, if Buyer, the Company or any of their respective affiliates takes or omits to take any action (however understood that omissions cannot include any actions that would require any investments by Buyer) after Closing that results in the Earn-Out Consideration being lower than it would have been had such action or omission not occurred, including by diverting customers, contracts, employees, suppliers, leads, business opportunities or revenue from the Company or the relevant earn-out perimeter, entering into agreements other than on arm's-length terms or making changes to the accounting practices (unless otherwise required by law) or assumptions applied by the Company, the Sellers shall be entitled to the Earn-Out Consideration that would have been payable had such action or omission not occurred. This Clause shall solely govern the calculation of the Earn-Out Consideration and does not limit Buyer’s or its affiliates’ operational flexibility or require Buyer, the Company or any affiliate to take any action or operate the historic ScoutDI business in any particular manner.

(d)

Buyer shall maintain records reasonably sufficient to calculate Revenue and Earn-Out Consideration and shall give the Sellers’ Representative access to relevant books, invoices, customer records, revenue reports, supporting schedules and other documentation that is reasonably necessary to verify any earn-out statement, subject to confidentiality, privilege, data-protection, legal and third-party contractual restrictions.

4.5	Set-off

Buyer may set off against Earn-Out Consideration only amounts due from the relevant Seller under this Agreement that have been finally determined or expressly admitted in writing by that Seller. Where Buyer has asserted in good faith a claim under this Agreement that has not been finally resolved, Buyer may reasonably defer payment of the portion of any Earn-Out Consideration equal to the amount of the disputed claim pending final resolution, provided that Buyer gives the Sellers’ Representative written notice describing the basis of the claim and the amount deferred. Following final resolution, Buyer shall promptly pay any deferred amount to the extent it is not applied in satisfaction of an amount finally determined or expressly admitted in writing by the relevant Seller as due.

5	PRE-CLOSING COVENANTS

5.1	Ordinary course

From Signing until Closing, the Sellers shall procure that the Company carries on the Business in the ordinary course consistent with past practice, preserves the Business and its material relationships, maintains its assets, insurance, licenses, records and intellectual property, and complies with applicable law.

5.2	Conduct of business

Without Buyer’s prior written consent, which shall not be unreasonable withheld, and except as set out in this Agreement, the Sellers shall procure that neither the Company nor any Seller shall:

(a)	issue, redeem, repurchase, transfer or agree to issue any equity interests or equity rights in the Company;

(b)	declare, pay or make any dividend, distribution or other transfer of value;

(c)	incur, guarantee or repay any material Debt, grant any material Encumbrance or enter into any material financing arrangement, except for an Interim Financing expressly permitted under this Clause 5.2;

(d)	make any material capital expenditure, acquisition, disposal, licence, material commitment or contract;

(e)	hire, dismiss or materially alter the compensation, benefits or terms of employment of any employee or contractor, except for non-material ordinary-course changes;

(f)	enter into, amend or terminate any material contract, waive any material rights or settle any material claim;

(g)	transfer, license, encumber, abandon or fail to protect any material Intellectual Property;

(h)	enter into any related-party transaction;

(i)

solicit, initiate, encourage, facilitate, discuss, negotiate, provide information in respect of or enter into any agreement or arrangement concerning any proposal or offer relating to a sale of shares, merger, business combination, sale of material assets or similar transaction involving the Company (an “Acquisition Proposal”), and procure that all discussions concerning any Acquisition Proposal cease, and promptly notify Buyer of, and provide Buyer with the material terms of, any Acquisition Proposal received;

(j)	take any action that would cause a Warranty to be untrue or prevent satisfaction of a Closing condition; or

(k)	agree to do any of the foregoing.

A request for Buyer’s consent under this Clause 5.2 shall be made in writing and include reasonable details of the proposed action. Buyer shall respond as soon as reasonably practicable and in any event within five (5) Business Days after receipt of such request.

5.3	Access and information

The Sellers shall procure that Buyer and its representatives continue to receive reasonable access to the Company’s premises, personnel, books, records, contracts, technology, data room and other information, and promptly receive information reasonably requested by Buyer for due diligence, financing, SEC reporting, preparation of pro forma financial information and transaction planning.

5.4	Notifications to Governmental Authorities

The Buyer shall within applicable deadlines, as soon as practicable, make the notifications and applications to Governmental Authorities (including the SEC as also described in Clause 5.5) in connection with the Transaction.

The Buyer shall provide any Governmental Authorities with any additional information they may request in connection with any notification or application and shall reasonably respond to any request for information from any Governmental Authorities promptly and within the relevant time limit. The Buyer shall provide the Sellers' Representative with copies of any material communication with Governmental Authorities (other than procedural filings by the Buyer with the SEC) relating to the Transaction, promptly after it is sent or received, and allow the Sellers' Representative reasonable opportunity to comment on material outgoing communications in advance where practicable.

The Buyer shall bear all costs incurred in connection with the regulatory approvals, including any costs incurred in connection with preparing filings and notifications and responding to requests from, or engaging in discussions with, Governmental Authorities as well as any filing fees or charges.

5.5	SEC reporting and financing cooperation

(a)

The Sellers shall procure that the Company, its management and its auditors provide Buyer and its representatives, promptly following Buyer’s reasonable written request specifying in reasonable detail the information or cooperation requested, with such financial information, management accounts, supporting schedules, records and management cooperation as Buyer reasonably requests in connection with (i) Buyer’s compliance with applicable securities laws, SEC requirements and Nasdaq rules relating to the Transaction, (ii) preparation of any historical or pro forma financial information relating to the Company, and (iii) any financing undertaken by Buyer in connection with the Transaction. Buyer shall use reasonable efforts to coordinate all such requests efficiently, avoid duplication and minimise disruption to the Company’s management, auditors and operations.

(b)

Without limiting Clause 5.5(a), the Sellers shall procure that the Company and its auditors provide such customary auditor cooperation as Buyer reasonably requests, including auditor consents, customary management representation letters, access to supporting schedules and work papers to the extent permitted by applicable professional standards, and customary comfort letters or similar auditor cooperation reasonably required in connection with any securities offering or SEC filing relating to the Transaction.

(c)

Buyer shall bear all reasonable and documented incremental out-of-pocket fees, costs and expenses charged by the Company’s auditors or other third-party advisers, or otherwise incurred by the Company, solely as a result of the cooperation requested by Buyer under Clauses 5.3 and 5.5, provided that any material fees, costs or expenses shall be approved by Buyer in advance, such approval not to be unreasonably withheld or delayed where the relevant cooperation is reasonably necessary for Buyer’s SEC reporting, audit or financing process.

(d)	Buyer shall bear the reasonable documented out-of-pocket costs of any audit or review specifically requested by Buyer for its SEC reporting purposes.

(e)

Buyer shall have no obligation to disclose to the Sellers or the Company the identity of its actual or prospective financing sources, financing terms, commitments, investor communications or internal financing timetable, except to the extent Buyer determines disclosure is necessary for the requested cooperation. Buyer shall promptly notify the Sellers’ Representative of any material adverse development in its financing that would reasonably be expected to materially impair Buyer’s ability to fund the Cash Portion of the Base Purchase Price at Closing.

5.6	Key employee contract

The Sellers shall procure that the CEO of the Company enters into an addendum to his current employment agreement with the Company as set out in Schedule 5.6.

5.7	Replacing existing financing

The Sellers shall use reasonable efforts to procure that, at or before Closing, (i) SpareBank 1 SMN and Innovation Norway have provided their written consents to the Transaction and confirmed that no default, acceleration or other enforcement right arises from it, or the relevant facilities are irrevocably repaid in full at Closing; (ii) the Convertible Loan Amount has been calculated and provided to the Buyer in accordance with this Agreement; and (iii) Buyer receives payoff letters, irrevocable release instructions and evidence of release of all Encumbrances securing those facilities. All amounts payable under this Clause at Closing shall be treated as Debt and paid through the Closing funds flow.

5.8	Notification; no schedule update cure

The Sellers shall promptly notify Buyer of any event, fact or circumstance that has had or could reasonably be expected to have a Material Adverse Effect, render a Warranty untrue, or prevent a Closing condition from being satisfied. Any supplemental disclosure after Signing shall not cure, qualify or limit a Warranty as of Signing or relieve the Sellers from liability, unless Buyer expressly agrees in writing.

5.9	Financing update

The Buyer shall promptly notify the Sellers' Representative in writing of any material development relating to its funding of the Purchase Price, including any fact or circumstance that makes it reasonably likely that the Buyer will be unable to obtain sufficient funding to pay the Purchase Price at Closing.

6	CLOSING

6.1	Time and place for Closing

Closing shall take place remotely on the third Business Day following satisfaction or waiver of the conditions in Clauses 6.2 and 6.3, or on such other date as Buyer and the Sellers’ Representative may agree in writing.

6.2	The Buyer’s conditions to Closing

Buyer’s obligation to execute and complete the Closing is subject to satisfaction or written waiver by Buyer of the following conditions:

(a)

the Sellers have performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed by or complied with by the Sellers on or before the Closing Date;

(b)

Buyer will receive 100% of the Shares, or such lesser percentage of the Shares as equals or exceeds the statutory threshold required for Buyer to complete a compulsory acquisition of the remaining equity interests under Norwegian law;

(c)	all governmental consents necessary for the Transaction (if any) having been obtained which Buyer is reasonably aware of;

(d)

all options, warrants, convertible securities, and other equity rights having been exercised, cancelled, bought back or otherwise resolved as set out in this Agreement or otherwise on terms acceptable to Buyer;

(e)

Buyer shall have received all historical annual and interim financial statements of the Company required to be filed by Buyer pursuant to Regulation S-X, including Rule 3-05 thereof, in form and substance suitable for filing with the SEC, together with any required reconciliation to U.S. GAAP, the applicable independent auditor’s report and consent, and all financial information and auditor cooperation reasonably necessary for Buyer to prepare the related pro forma financial information required by Article 11 of Regulation S-X;

(f)	no Material Adverse Effect having occurred; and

(g)	Sellers’ Warranties are true and correct in all material respects.

Upon reasonable request of the Sellers' Representative, Buyer shall promptly confirm in writing whether any of the conditions set out in Clauses 6.2(a)-(g), in Buyer’s reasonable opinion, remain to be satisfied and provide a summary of such matters.

6.3	The Sellers’ conditions to Closing

The Sellers’ obligation to execute and complete Closing is subject to satisfaction or written waiver by the Sellers’ Representative of the conditions that:

(a)

the Buyer has performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed by or complied with by the Buyer on or before the Closing Date;

(b)	Buyer’s warranties are true and correct in all material respects; and

(c)	all governmental consents necessary for the Transaction (if any) having been obtained which Sellers are reasonably aware of;

(d)

Buyer having secured funding sufficient to pay the Cash Portion of the Base Purchase Price and all other amounts payable by Buyer at Closing, and that Buyer has also obtained all corporate, regulatory, stock exchange and other approvals, authorisations and authorities required to issue and deliver the Stock Consideration, each of which in full force and effect.

6.4	Deliveries by the Buyer on Closing

At Closing, the Buyer shall:

(a)

pay the Cash Portion of the Base Purchase Price payable at Closing pursuant to Clause3.2 and Clause 3.3, less the Escrow Amount and less any amounts payable directly to discharge Debt or Transaction Expenses as calculated in Schedule 3.3, by wire transfer to the account specified by the Sellers’ Representative;

(b)	pay the Convertible Loan Amount to the respective Sellers by wire transfer to the account specified by the Sellers’ Representative;

(c)	deliver a notification to the Company in accordance with the Norwegian Private Limited Liability Companies Act section 4-12;

(d)	deliver to the Sellers a copy of signed minutes from the extraordinary general meeting in the Company electing a new board of directors;

(e)	issue the Stock Consideration to the relevant Sellers

(f)	transfer the Escrow Amount to the Escrow Agent under the Escrow Agreement (as defined therein); and

(g)

make such payments directly to lenders, creditors and other payees as are necessary and agreed to procure the payoff of Debt, the discharge of Encumbrances and the payment of Transaction Expenses, as applicable.

The Buyer shall further procure that new board of directors pursuant to the resolution in Clause 6.4(d) above is registered in the Norwegian Register of Business Enterprises (Nw. Foretaksregisteret) as soon as practically possible following Closing.

6.5	Deliveries by the Sellers on Closing

At Closing, the Sellers shall:

(a)	deliver, in respect of each Seller that is a legal entity, a copy of duly signed minutes from a board meeting approving the Transaction;

(b)	deliver a copy of duly signed minutes from a board meeting of the Company approving the Buyer’s acquisition of the Shares;

(c)

deliver a copy of an irrevocable instruction to the Settlement Agent to transfer the Shares to a VPS account identified by the Buyer in writing to the Sellers' Representative minimum three (3) Business Days prior to the Closing Date (the "Buyer's VPS Account"), together with a confirmation from the Settlement Agent that the Shares, or such number of Shares required to meet the statutory threshold for a compulsory acquisition, will be transferred to the Buyer's VPS Account at Closing;

(d)

deliver to Buyer, in respect of each Seller that is to receive Buyer Common Stock, a duly completed and executed Regulation S investment representation letter and investor questionnaire in the form set out in Schedule 6.5(d), no later than five (5) Business Days before Closing;

(e)	Deliver to the Buyer duly completed and executed employment agreements of the Company’s CEO in accordance with Schedule 5.6.

(f)

If obtained by the Sellers prior to Closing, deliver to the Buyer evidence that SpareBank 1 SMN and Innovation Norway have provided their written consents to the Transaction and confirmed that no default, acceleration or other enforcement right arises from it, or the relevant facilities are irrevocably repaid in full at Closing;

(g)

deliver evidence that all outstanding options, warrants, convertible securities and other rights to acquire Shares have been exercised, cancelled, bought back or otherwise settled in accordance with this Agreement, and that any resulting Shares are included among the Shares transferred to Buyer at Closing;

(h)

deliver payoff and release statements from each lender, creditor or other relevant beneficiary of an Encumbrance, in each case specifying the amounts required to discharge Debt and release Encumbrances over the Shares, assets or business of the Company at Closing and containing irrevocable payment and release instructions.

6.6	Reasonable efforts to fulfil conditions precedent

The Parties shall use all reasonable efforts and cooperate in good faith to procure that the conditions in this clause 6 are satisfied as soon as reasonably practicable, and to take or cause to be taken, all actions, and to do or cause to be done, all things required to consummate the Transaction. Each Party shall, in good time before Closing, prepare and have available all documents, resolutions, consents, certificates and other items to be delivered by it at Closing, provide the other Party with relevant drafts and supporting documentation reasonably requested for review, and promptly notify the other Party of any matter likely to delay or prevent delivery or completion.

Between the Signing Date and the Closing Date, each Party shall promptly notify the other Party in writing if it becomes aware of anything that may reasonably make satisfaction of the conditions in Clauses 6.2 or 6.3, or performance of any of the obligations in Clauses 6.4 or 6.5, impossible.

6.7	Simultaneous Closing

Except to the extent otherwise set out in this Agreement or the context otherwise clearly requires, all actions completed, and deliveries made in connection with Closing as detailed above in this Clause 6 shall be deemed to have taken place and occurred simultaneously and no delivery or transfer shall be deemed complete until all such deliveries and proceedings have been completed. Should any action or delivery agreed to take place at Closing not take place or be delivered as agreed (and such delivery or action is not waived by the receiving Party), then all actions taken shall be reversed and all deliveries shall be relinquished, unless otherwise explicitly agreed by the Parties in writing.

The steps and actions to be completed in connection with Closing are to be set out in a closing memo to be entered into between the Parties immediately following completion of Closing.

7	SELLERS’ GENERAL COVENANTS

7.1	Public announcements and regulatory disclosures

(a)

Buyer shall have sole control over the timing, content and manner of all public announcements, press releases, Current Reports on Form 8-K, periodic reports, registration statements and other public disclosures relating to this Agreement, the Transaction, the Company or the consideration payable hereunder. No Seller shall make any public statement or disclosure relating thereto without Buyer’s prior written consent, except to the extent required by applicable law.

(b)

Notwithstanding Clause 12.3, the Sellers acknowledge and agree that Buyer will be required to file this Agreement, certain ancillary documents, financial statements, pro forma financial information and information concerning the Company with the SEC, Nasdaq or any other Governmental Authority, and that any such filing will become publicly available. Any disclosure made by Buyer in good faith for such purpose shall not constitute a breach of this Agreement or any confidentiality obligation.

(c)

Before issuing or filing any public announcement or disclosure mentioned in Clause 7.1(a), Buyer shall consult in good faith with the Sellers' Representative. Buyer shall consider timely comments in good faith but retains final control over all disclosures and filings necessary to comply with SEC requirements, Nasdaq rules or its financing requirements. Except as provided above and to the extent required by applicable law, neither Party shall make any public announcement or disclosure relating to this Agreement, the Transaction or the consideration payable hereunder without the other Party's prior written consent.

(d)	No Seller shall trade in Buyer securities while in possession of material non-public information concerning Buyer.

7.2	Post-Closing conduct

During a period of twenty-four (24) months after the Closing Date, upon reasonable request from the Buyer, the Sellers shall provide their assistance and knowledge for the matters related to the Company such as Taxes, accounting, insurance, and operation.

8	REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller, severally and not jointly, hereby represents and warrants to Buyer, on the Signing Date and on Closing, that the Warranties are true, accurate, complete and not misleading. The Warranties are set out in Schedule 8.

9	REPRESENTATIONS AND WARRANTIES OF THE BUYER

Buyer represents and warrants to the Sellers on the Signing Date and Closing that:

(a)	Buyer is duly organised, validly existing and in good standing under Nevada law;

(b)	Buyer has full corporate power and authority to execute, deliver and perform this Agreement, subject to the conditions in Clause 6.3(d);

(c)	this Agreement, when executed, constitutes Buyer’s valid and binding obligation, enforceable in accordance with its terms;

(d)

the Buyer Common Stock issued as Stock Consideration, when issued in accordance with this Agreement, will be duly authorised, validly issued, fully paid and non-assessable, free and clear of Encumbrances, and approved for listing on Nasdaq;

(e)

Buyer will at Closing have cash on hand, committed financing or other immediately available funds sufficient to pay the Cash Portion of the Base Purchase Price, any amounts payable by Buyer at Closing, any Adjustment Amount payable by Buyer when due, and Buyer’s obligations under this Agreement are not subject to any financing condition;

(f)	Buyer has sufficient authorisation to issue the Stock Consideration in accordance with this Agreement, subject to the Nasdaq Share Cap;

(g)

Buyer’s issued share capital and other outstanding equity interests are as described in all material respects in Buyer’s public filings with the SEC, and the issuance of the Stock Consideration will not breach Buyer’s constitutional documents, any applicable corporate authorisation or any applicable Nasdaq rule;

(h)

Buyer has filed all reports required to be filed by it with the SEC and Nasdaq in all material respects, and Buyer has not received any written notice from the SEC or Nasdaq that would reasonably be expected to materially impair Buyer’s ability to complete the Transaction or issue the Stock Consideration;

(i)	no broker is entitled to a fee or commission based on an arrangement made by Buyer;

(j)	Buyer is solvent and will not become insolvent as a result of entering into or performing this Agreement or completing the Transaction;

(k)

The execution, delivery and performance of this Agreement by Buyer and the consummation of the Transaction do not conflict with, result in a breach of or require any consent under Buyer’s constitutional documents, applicable law, any material agreement binding on Buyer or any order of any Governmental Authority, except for any consent, approval, filing or notice that has been obtained, made or waived or that would not reasonably be expected to materially impair Buyer’s ability to complete the Transaction;

(l)

Buyer has conducted its foreign direct investment, sanctions, export control and other regulatory analysis relating to the Transaction and Buyer’s identity, ownership and financing, and no filing, clearance or approval is required as a result of Buyer’s identity, ownership or financing that has not been obtained or waived before Signing;

(m)

In connection with the negotiation, execution and performance of this Agreement and the transactions contemplated hereby, neither the Buyer nor, to the Buyer’s knowledge, any of its directors, officers, employees, advisers or other persons acting on its behalf has directly or indirectly offered, promised, given, requested or accepted any undue advantage or otherwise acted in violation of any applicable law, including anti-corruption Laws;

(n)

The monies to be used by the Buyer to pay the Purchase Price and any other amounts payable under this Agreement are not derived from, and the consummation of the transactions contemplated hereby will not involve, any conduct that would constitute a violation of any applicable anti-money laundering Laws; and

(o)

The Buyer is not a Sanctioned Person and, to the Buyer’s knowledge, is not owned or controlled by a Sanctioned Person. Neither the execution, delivery or performance of this Agreement by the Buyer, nor the payment of the Purchase Price, will cause any Seller to be in breach of applicable Sanctions.

For avoidance of doubt, Buyer gives no warranty regarding the future price, trading market, liquidity, listing status or value of Buyer Common Stock.

10	SECURITIES MATTERS

Each Seller receiving Buyer Common Stock as Stock Consideration or Earn-Out Consideration shall comply with, and shall be bound by, the investment representations, transfer restrictions and other securities matters set out in Schedule 10.

11	LIABILITY FOR BREACH OF AGREEMENT

11.1	Compensation by the Sellers

(a)

The Sellers shall compensate the Buyer for any Loss which the Buyer suffers or incurs due to the breach of any of the Sellers' Warranties or any covenant, undertaking or other obligation of the Sellers contained in this Agreement, subject always to the limitations and exclusive recourse provisions set out in this Clause 11. Each Seller shall be severally, and not jointly and severally, liable to Buyer for all obligations, liabilities and claims of the Sellers under or in connection with this Agreement. For any Sellers' Warranty not given solely in respect of a Seller, a Seller may only be held liable for a Loss in proportion to its pro rata shareholding immediately prior to Closing.

(b)

The remedies provided for in this Agreement shall be the sole remedy for the breach of this Agreement and shall exclude any other remedy which would otherwise be available to the Buyer, including, without limitation, the Norwegian Sale of Goods Act of 13 May 1988 no. 27 (Nw: kjøpsloven) and general principles of Norwegian contract law. Notwithstanding the foregoing, nothing in this Clause 11.1(b) shall limit or exclude any Party’s right to seek specific performance, injunctive or other equitable relief, or any right or remedy arising from fraud or wilful misconduct.

(c)

If more than one Seller may be liable towards the Buyer under this Agreement or in connection with the Transaction, Buyer shall have no right to make any claim against any Seller unless the Buyer pursues a claim for the relevant Loss against all Sellers.

11.2	No other warranties

(a)	Except for the Sellers' Warranties, the Sellers do not make any express or implied warranties in respect of the sale and purchase of the Shares pursuant to this Agreement or any aspect of the Company.

(b)

The Sellers' Warranties constitute an exhaustive regulation of the Buyer's requirements as to the Shares and the Company, and no warranty is made regarding the future prospects of the Company, including any budgets, forecasts or other forward-looking statements.

11.3	Buyer’s knowledge

The Buyer’s right to make a claim for breach of the Sellers’ Warranties shall not extend to (a) matters that have been Fairly Disclosed in the Disclosed Information, or (b) matters the Buyer or any of its advisers had Actual Knowledge of as at the Signing Date. Neither any disclosure nor the actual, constructive or imputed knowledge of Buyer or any of its advisers shall limit, qualify or otherwise prejudice a Specific Indemnity Claim.

11.4	Financial limitations

The aggregate liability of the Sellers for breach of the Sellers' Warranties shall be subject to the following limitations:

(a)	the Sellers shall have no liability with respect to any single Loss which does not exceed an amount equal to NOK 300,000 (“Single Loss”);

(b)

the Sellers shall have no liability unless the sum of all the Single Losses exceeds an amount equal to NOK 3,000,000 (the “Basket Amount”), and, if that threshold is reached, the Buyer may claim compensation for the full amount of all Single Losses.

(c)	the Single Loss and Basket Amount limitations shall not apply to claims for breach of the Fundamental Warranties;

(d)

the Sellers' total liability for breach of the Warranties, other than the Fundamental Warranties, shall in any event be limited to the Escrow Amount plus any Earn-Out Consideration, and each Seller’s total liability for such claims shall be limited to its pro rata share of the Escrow Amount plus any Earn-Out Consideration. The Buyer shall have no recourse against any Seller for such Warranty claims other than against the Escrow Amount in accordance with the Escrow Agreement and Clause 11.14. Each Seller’s total liability for breach of the Fundamental Warranties shall in any event be limited to the portion of the Purchase Price actually received by that Seller; and

(e)

Buyer is required to procure the Company to pursue insurance or third-party recovery in respect of any Loss to the extent that such Loss is or would reasonably be expected to be eligible for coverage under any insurance policy maintained by the Company or third-party arrangement. Any actual recovery received by the Company from insurance or a third party, net of the reasonable costs of recovery and without prejudice to the Company’s right to recover deductibles, premium increases and uninsured amounts, shall reduce the relevant Loss. Buyer may make a claim against the Sellers or a Seller, as applicable, before any claim for coverage has been finally determined, provided that Buyer shall promptly account to the Sellers for any subsequent recovery to the extent necessary to prevent double recovery.

For the purposes of this Clause 11.4 (including the Single Loss de minimis and the Basket Amount), any Losses arising out of the same or substantially the same facts, matters, events or circumstances, or a series of connected facts, matters, events or circumstances (including any repeated or related breach of the same Sellers’ Warranty), shall be aggregated and treated as a Single Loss.

11.5	Time limitations

(a)

The Sellers shall not be liable for any claim for breach of the Sellers’ Warranties unless the Buyer notifies the Sellers’ Representative of a claim on or before the date falling (i) five (5) years following the Closing Date with respect to the Fundamental Warranties, (ii) five (5) years following the Closing Date with respect to the Tax Warranties and (iii) eighteen (18) months from the Closing Date with respect to the other Sellers’ Warranties or any other claim under this Agreement.

11.6	Extent of limitations; fraud and wilful misconduct

The limitations of the Sellers' liability set out in Clauses 11.4 (Financial limitations) and 11.5 (Time limitations) do not apply in the event of fraud or wilful misconduct by the Seller against whom the claim is made, in which case the Buyer shall be entitled to bring a claim against that Seller without regard to such limitations. No Seller shall lose the benefit of any limitation under this Agreement as a result of fraud or wilful misconduct by any other Seller.

11.7	Mitigation of Losses

The Buyer shall use commercially reasonable efforts to mitigate any Loss and to cause the Company to mitigate any Loss.

11.8	Right to remedy

If a matter giving rise to a breach of any of the Sellers' Warranties or obligations under this Agreement can be remedied, the Buyer is not entitled to compensation if and to the extent the matter is remedied within thirty (30) Business Days of the Buyer giving the Sellers' Representative written notice of such breach. The Sellers have no obligation to remedy any breach of the Sellers' Warranties or obligations other than by paying compensation in accordance with this clause 11.

11.9	Calculation of Losses

If the Buyer claims compensation from the Sellers, the Loss shall be calculated net of any corresponding benefits, including:

(a)

any Tax benefit actually realised by the Buyer or the Company, but only to the extent that it is directly attributable to the relevant Loss and does not arise from a corresponding Tax liability or cost;

(b)	any insurance coverage to which the Company is entitled; and

(c)	any amount actually recovered by the Buyer or the Company from any third party in respect of the relevant Loss, net of the reasonable costs and expenses incurred in obtaining such recovery.

The Buyer shall not be required to pursue any insurance claim, third-party claim or other right of recovery before asserting or recovering on a claim under this Agreement. If the Buyer or the Company receives any recovery described above after having received compensation from the Sellers for the same Loss, the Buyer shall promptly pay to the Sellers the amount of such recovery, net of the amounts described above, but only to the extent necessary to prevent double recovery.

11.10	Exclusion of Losses

The Sellers are not liable to the Buyer for any Loss:

(a)	which arises as a result of an act or omission by the Buyer, any of its affiliates or the Company after Closing;

(b)

to the extent the relevant matter has been expressly identified, specifically quantified and taken into account as a liability in the Closing Net Debt or Closing Working Capital, in each case without double recovery;

(c)

to the extent the Loss occurs as a result of any legislation not in force at the Signing Date or any change of Law, Accounting Principles or administrative practice which comes into force after the Signing Date, or any increase in the rates of Taxes in force at the Signing Date;

(d)	to the extent the Loss would have been covered by insurance by the Company if the insurance coverage existing as of the Closing Date had been maintained; or

(e)

which is contingent unless and until the contingent liability becomes an unconditional liability, provided that the Buyer may notify the Seller of a contingent claim to meet the time limitations set out in clause 11.5.

11.11	Third party claims

(a)

For a third-party claim, the Sellers may assume the defence only if it acknowledges in writing its full indemnity obligation, provides security reasonably satisfactory to the Buyer and Company, retains counsel reasonably acceptable to the Buyer and Company, and diligently defends the claim. The Buyer and Company shall control any claim involving criminal liability, injunctive or other equitable relief, a conflict of interest, a material reputational issue, a material regulatory issue, a claim exceeding available security, or any claim that the Buyer or Company reasonably determines could adversely affect its business.

(b)

No such Third Party Claim may be settled by the Sellers without the written consent of the Buyer unless the settlement (i) requires only the payment of monetary damages that are paid in full by the Sellers, (ii) provides Buyer, the Company and their respective affiliates with a complete and unconditional release from all liability relating to the Third Party Claim, (iii) does not contain any admission of wrongdoing by Buyer, the Company or any of their affiliates, and (iv) does not impose any injunction, restriction, continuing obligation or other non-monetary relief on Buyer, the Company or any of their affiliates.

11.12	Sources of recovery

Subject to Clause 11.14 and the several liability allocation in this Clause 11, the Buyer may recover amounts due from the Escrow Amount or by set-off against Earn-Out Consideration or any other amounts payable to the Sellers under this Agreement. Buyer may pursue one or more sources concurrently; no recovery shall exceed the relevant Loss.

The total liability of a Seller under this Agreement shall in any event be limited to such Seller's pro rata portion of the Purchase Price and any pro-rata portion of the Earn-out Consideration for such Seller.

11.13	Specific Indemnities

Notwithstanding anything to the contrary in this Agreement, each Seller shall, severally, and not jointly and severally, in proportion to its respective shareholding immediately before Closing, indemnify and hold harmless the Buyer and the Company against all Losses (the “Specific Indemnity Claims”) arising from or in connection with the following:

a.	The NORBIT contractual claim (up to NOK 540,000) plus reasonable defence costs (the ”Norbit Indemnity”); and

i.

share incentive (Kruse Smith Share), option and transaction bonus arrangements described in the Disclosed Information, including any associated net effect of Tax, employer’s social-security contribution, holiday pay, interest, penalty or cost, to the extent not having been deducted from the Base Purchase Price as Transaction Expenses and without any right to double recovery (the “Share incentive Indemnity”).

Specific Indemnity Claims may be notified until six months after expiry of the relevant statutory or contractual limitation period and shall not be subject to the financial, knowledge, disclosure, exclusion or sole-recourse limitations in this Clause 11, but shall be limited to each Sellers' pro rata share of the Escrow Amount plus any pro rata Earn-Out Consideration.

11.14	Escrow

The Escrow Amount shall be held under the Escrow Agreement until the date eighteen (18) months after the Closing Date and shall secure the Sellers’ obligations under this Agreement. At the end of that period, the Escrow Agent shall release the remaining balance to the Sellers, less amounts subject to unresolved claims notified under the Share Incentive Indemnity before expiry. The Escrow Amount plus any Earn-Out Consideration shall be the Buyer's sole source of recovery and the Sellers’ aggregate cap for any breaches of the Sellers' Warranties, except for breaches of the Fundamental Warranties. For the avoidance of doubt, the Escrow Amount and any Earn-out Consideration shall not limit the Sellers’ liability for any breach of the Fundamental Warranties.

12	MISCELLANEOUS

12.1	Assignment

Except that the Buyer may assign or transfer any of its rights, benefits and/or obligations under this Agreement to an affiliate or a wholly owned acquisition subsidiary, no Party may assign, transfer, novate or otherwise dispose of any of its rights, benefits or obligations under this Agreement without the prior written consent of the other Parties. Any assignment or transfer by Buyer shall not release Buyer from any obligation or liability under this Agreement, and Buyer shall remain primarily liable as principal obligor and shall unconditionally guarantee the due and punctual payment and performance of all payment obligations of any assignee, including the Purchase Price, any Adjustment Amount, any Earn-Out Consideration and any other amount payable by Buyer under this Agreement. With respect to the Buyer under this Clause 12.1, an “affiliate” means any entity that is wholly owned, directly or indirectly, by the Buyer.

12.2	Severability

If any of the provisions of this Agreement is found by any competent authority to be void or unenforceable, it shall be deemed to be deleted from this Agreement, and the remaining provisions of this Agreement shall remain in force and effect. Notwithstanding the foregoing, the Parties shall negotiate in good faith in order to agree the terms of a mutually satisfactory provision to be substituted for the provision found to be void or unenforceable.

12.3	Confidentiality

Notwithstanding the Buyer’s requirement to publicly disclose the terms and conditions of this Agreement and file this Agreement with the SEC, the Parties agree that the content of this Agreement and information of any kind or nature whatsoever (whether orally or in writing) regarding the Transaction and regarding financial information, trade secrets, know-how and other proprietary business information regarding the Company, the Parties and their affiliates shall be deemed to be confidential and proprietary.

The Parties shall treat, and shall cause their officers, directors, employees, advisors and auditors to treat, such information as strictly confidential and shall not divulge or disclose (directly or indirectly) such information to any other person (other than to its officers, directors, employees, advisors, auditors and financing partners engaged to advise or provide financing in respect of the Transaction who reasonably require access to such confidential information for the purpose for which it was disclosed), except when obliged to do so based on law, applicable stock exchange regulations, valid court order or bona fide confidential shareholder reporting.

12.4	Sellers’ Representative

(a)

The Sellers irrevocably appoint Husteli AS as the Sellers’ Representative to act for the Sellers in respect of this Agreement, the Escrow Agreement, the Closing Balance Sheet, the Earn-Out Consideration, claims, notices, waivers, amendments, completion and all related matters, including the authority to appoint and instruct one or more settlement agents on behalf of the Sellers in connection with the VPS settlement of the Transaction. Each Seller authorises the Sellers’ Representative to procure the transfer of that Seller’s Shares as held in VPS to the Buyer’s VPS Account at Closing, to give settlement instructions, to take such other actions as are reasonably necessary to complete the technical settlement of the Transaction and to receive the Purchase Price through a Settlement Agent for distribution to the Sellers in accordance with the Sellers’ Representative’s written instructions. Buyer may conclusively rely on any action or instruction of the Sellers’ Representative. Payment by Buyer to the Sellers’ Representative, or in accordance with its written instructions to a specified account, shall fully discharge Buyer’s relevant payment obligation, and Buyer shall have no liability for the distribution of payment among the Sellers, whether in cash or in shares. All Buyer Common Stock issuable pursuant to this Agreement shall be issued directly to the applicable Seller in accordance with the allocation provided pursuant to this Agreement and subject to Clause 10, and no issuance of Buyer Common Stock to the Sellers’ Representative shall discharge Buyer’s obligation to issue Buyer Common Stock to the applicable Seller.

(b)

The Sellers’ Representative has full authority to bind each Seller, resolve disputes, receive and distribute payments, make elections, settle claims, appoint advisers, and take any action reasonably necessary or desirable in connection with this Agreement. The Sellers shall be bound by all actions taken in good faith by the Sellers’ Representative.

(c)

The Sellers' Representative shall incur no liability for any action taken by the Sellers' Representative, or any omission to take action, in good faith and in accordance with clause 12.4, and shall be indemnified by the Sellers from and against any losses incurred by the Sellers' Representative in the performance of its duties as such in the absence of bad faith, gross negligence or wilful misconduct on the part of the Sellers' Representative.

(d)

If Husteli AS is unable or unwilling to act as the Sellers' Representative, the Sellers shall jointly appoint another person to act as Sellers' Representative and notify the Buyer in writing of such appointment. Any change of Sellers' Representative shall be effective from the time when the Buyer receives written notice of such change.

12.5	Termination

Before Closing, this Agreement may be terminated:

(a)	by written agreement of Buyer and the Sellers’ Representative;

(b)	by Buyer if, any Seller or the Company materially breaches this Agreement, and the relevant matter is not cured within 10 Business Days after written notice, if capable of cure;

(c)	by Buyer if Closing has not occurred by the Long-Stop Date, unless the failure is primarily caused by Buyer’s breach;

(d)	by the Sellers’ Representative if Closing has not occurred by the Long-Stop Date, unless the failure is primarily caused by any Seller’s breach;

(e)	by the Sellers’ Representative if Buyer materially breaches this Agreement and does not cure the breach within 10 Business Days after written notice, if capable of cure.

Clauses 12.3 (Confidentiality), 12.6 (Notices), 12.7 (Expenses) and 12.9 (Governing law and arbitration) shall survive termination.

12.6	Notices

Notices, requests, demands and other communication required or permitted by this Agreement shall be in writing and delivered by hand, internationally recognized courier or email to the addresses below (or any replacement address notified in writing):

If to the Buyer:

Beam Global
5660 Eastgate Dr.
San Diego, CA 92121
Attn.: Desmond Wheatley
E-mail: desmond.wheatley@beamforall.com

with a copy to:

Weintraub Tobin

475 Sansome Street, Suite 510

San Francisco, CA 94111

Attn.: Jeffrey Pietsch
E-mail: jpietsch@weintraub.com

and:

Brækhus Advokatfirma AS

Postbox 1369 Vika,

0114 Oslo, Norway
Attn.: Christoph Morck

E-mail: morck@braekhus.no

If to the Sellers:

Husteli AS
Fallvegen 45
7074 Spongdal, Norway
Attn.: Nicolai Husteli
E-mail: nicolai.husteli@scoutdi.com

with a copy to:

Advokatfirmaet Wiersholm AS
Postboks 1400 Vika, NO-0115 Oslo, Norway
Attn.: Svein Helge Hanken
E-mail: shh@wiersholm.no and corporate.notifications@wiersholm.no

12.7	Expenses

Except as otherwise stated, each Party bears its own costs, fees and expenses incurred in connection with the preparation, execution and enforcement of this Agreement.

12.8	Entire agreement; amendment

This Agreement constitutes the entire agreement with respect to its subject matter and supersedes prior discussions, including the non-binding provisions of the letter of intent dated 21 August 2026. Any amendment or waiver must be in writing and signed by Buyer and the Sellers’ Representative.

12.9	Governing law and arbitration

(a)	This Agreement is governed by Norwegian law.

(b)

Any dispute, controversy or claim arising out of or relating to this Agreement, including its existence, validity, termination or breach, shall be finally resolved by arbitration administered by the International Court of Arbitration of the International Chamber of Commerce under the ICC Rules in force when arbitration is commenced. The tribunal shall consist of three arbitrators. Each Party shall nominate one arbitrator. The third arbitrator shall be jointly nominated by the arbitrators nominated by the Parties and shall act as chairman of the arbitration tribunal. The seat of arbitration is Oslo, Norway. The language of the arbitration is English. The award is final and binding, and judgment may be entered and enforced in any court of competent jurisdiction.

(c)	Nothing shall prevent either Party from seeking interim, conservatory or injunctive relief, including under the ICC emergency arbitrator provisions, from any court of competent jurisdiction.

* * *

The Parties hereto have signed this Agreement on the Signing Date.

For the Buyer BEAM GLOBAL

By: /s/ Desmond Wheatley

Name: Desmond Wheatley

Title: Chairman and Chief Executive Officer

For the Sellers

For Equinor Ventures AS	For Klaveness Finans AS

By: /s/ Torbjørn Landmark	By: /s/ Gøran Andreassen

Name: Torbjørn Landmark	Name: Gøran Andreassen

Title/capacity: CEO and board member	Title/capacity: By power of attorney

For DNV AS	For Såkorn 1 Midt AS

By: /s/ Kaare Helle	By: /s/ Bjørnar Reitan

Name: Kaare Helle	Name: Bjørnar Reitan

Title/capacity: By power of attorney	Title/capacity: By power of attorney

For NTNU Technology Transfer AS	For Red Pill Holding AS

By: /s/ Nicolai Størdal Husteli	By: /s/ Nicolai Størdal Husteli

Name: Nicolai Størdal Husteli	Name: Nicolai Størdal Husteli

Title/capacity: By power of attorney	Title/capacity: By power of attorney

For JCI AS	For Cyber Invest AS

By: /s/ Nicolai Størdal Husteli	By: /s/ Nicolai Størdal Husteli

Name: Nicolai Størdal Husteli	Name: Nicolai Størdal Husteli

Title/capacity: By power of attorney	Title/capacity: By power of attorney

For Husteli AS	For Invest42 AS

By: /s/ Nicolai Størdal Husteli	By: /s/ Nicolai Størdal Husteli

Name: Nicolai Størdal Husteli	Name: Nicolai Størdal Husteli

Title/capacity: Chairperson	Title/capacity: By power of attorney

For Nhack Acceleration I AS	For Edge Venture AS

By: /s/ Nicolai Størdal Husteli	By: /s/ Nicolai Størdal Husteli

Name: Nicolai Størdal Husteli	Name: Nicolai Størdal Husteli

Title/capacity: By power of attorney	Title/capacity: By power of attorney

For Nikhil Vijay Khedekar	For Saga Eiendom AS

By: /s/ Nicolai Størdal Husteli	By: /s/ Nicolai Størdal Husteli _

Name: Nicolai Størdal Husteli	Name: Nicolai Størdal Husteli

Title/capacity: By power of attorney	Title/capacity: By power of attorney

For Adrian Charles Hancox	For Krzysztof Piotr Cisek

By: /s/ Nicolai Størdal Husteli	By: /s/ Nicolai Størdal Husteli

Name: Nicolai Størdal Husteli	Name: Nicolai Størdal Husteli

Title/capacity: By power of attorney	Title/capacity: By power of attorney

For Storheia Invest AS	For Norina AS

By: /s/ Nicolai Størdal Husteli	By: /s/ Nicolai Størdal Husteli

Name: Nicolai Størdal Husteli	Name: Nicolai Størdal Husteli

Title/capacity: By power of attorney	Title/capacity: By power of attorney

For Christopher Louis Skinner	For Lamda Invest AS

By: /s/ Nicolai Størdal Husteli	By: /s/ Nicolai Størdal Husteli

Name: Nicolai Størdal Husteli	Name: Nicolai Størdal Husteli

Title/capacity: By power of attorney	Title/capacity: By power of attorney

For Kjersti Brynestad	For Ola Christoffer Våge

By: /s/ Nicolai Størdal Husteli	By: /s/ Nicolai Størdal Husteli

Name: Nicolai Størdal Husteli	Name: Nicolai Størdal Husteli

Title/capacity: By power of attorney	Title/capacity: By power of attorney

For Polaris Invest AS	For Henrik Frosthammer Sletten

By: /s/ Nicolai Størdal Husteli	By: /s/ Nicolai Størdal Husteli

Name: Nicolai Størdal Husteli	Name: Nicolai Størdal Husteli

Title/capacity: By power of attorney	Title/capacity: By power of attorney

For Leia Holding AS	For Christian Rokseth Holding AS

By: /s/ Nicolai Størdal Husteli	By: /s/ Nicolai Størdal Husteli

Name: Nicolai Størdal Husteli	Name: Nicolai Størdal Husteli

Title/capacity: By power of attorney	Title/capacity: By power of attorney

For Vilius Kazakauskas	For Ålgård Holding AS

By: /s/ Nicolai Størdal Husteli	By: /s/ Nicolai Størdal Husteli

Name: Nicolai Størdal Husteli	Name: Nicolai Størdal Husteli

Title/capacity: By power of attorney	Title/capacity: By power of attorney

For Sebastian Skogen Raa	For Pethigama Kuruwitage Hemaka Malshan Perera

By: /s/ Nicolai Størdal Husteli	By: /s/ Nicolai Størdal Husteli

Name: Nicolai Størdal Husteli	Name: Nicolai Størdal Husteli

Title/capacity: By power of attorney	Title/capacity: By power of attorney

For Sverre Velten Rothmund	For Shervin Koushan

By: /s/ Nicolai Størdal Husteli	By: /s/ Nicolai Størdal Husteli

Name: Nicolai Størdal Husteli	Name: Nicolai Størdal Husteli

Title/capacity: By power of attorney	Title/capacity: By power of attorney

For Benjamin Abood Skonseng

By: /s/ Nicolai Størdal Husteli

Name: Nicolai Størdal Husteli

Title/capacity: By power of attorney

For Devico Invest AS Cofounder II AS Morten Fyhn Amundsen David Weihua Wu Pål Kvaløy Kristoffer Loxley-Slåttsveen Thetis AS Kristian Klausen Harald Grøndahl Eivind Andreas Sivertsen Protrust AS

By: ________________________	By: ________________________

Name: Equinor Ventures AS	Name: Klaveness Finans AS

Signatory: Torbjørn Landmark	Signatory: Gøran Andreassen

Title/capacity: By power of attorney	Title/capacity: By power of attorney

By: ________________________	By: ________________________

Name: DNV AS	Name: Såkorn 1 Midt AS

Signatory: Kaare Helle	Signatory: Bjørnar Reitan

Title/capacity: By power of attorney	Title/capacity: By power of attorney

By: ________________________

Name: Husteli AS

Signatory: Nicolai Størdal Husteli

Title/capacity: By power of attorney